

May 16, 2024

Bun Kwai
Chief Executive Officer
QMMM Holdings Ltd
Unit 1301, Block C, Sea View Estate,
8 Watson Road
Tin Hau, Hong Kong

>     **Re: QMMM Holdings Ltd**
>     **Amendment No. 4 to Registration Statement on Form F-1**
>     **Filed May 13, 2024**
>     **File No. 333-274887**

Dear Bun Kwai:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed May 13, 2024

Risk Factors, page 12

1.  We note your new disclosure on page 99 of the Underwriting section regarding the restriction on continuous offering. Please add a new risk factor to address the potential risks to your liquidity as a result of this provision. The risk factor should note your need to obtain written approval from Revere Securities, LLC, and should clarify whether the right to withhold such approval is absolute. The risk factor should also note the length of the restriction and clarify whether the parties intend for the restriction to encompass secondary offerings (i.e., resale transactions by selling security holders, such that the registrant may be unable to register the resale of securities it sold via an exemption from registration under the Securities Act). In addition, the risk factor should note the potential costs or obligations associated with obtaining approval from Revere Securities, LLC to

engage in a transaction covered by the provision. Finally, please update the description of the provision on page 99 to reflect the substance of the information contained in the new risk factor.

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Jeffrey Li, Esq.